November 25, 2024

VIA EDGAR

Melissa Kindelan
Chris Dietz
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:        Immersion Corporation
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K furnished August 20, 2024
Form 8-K/A furnished August 26, 2024
File No. 001-38334

Dear Ms. Kindelan and Mr. Dietz:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 20, 2024 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Immersion Corporation (the “Company”) and provide the following responses on the Company’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Form 8-K furnished August 20, 2024

Exhibit 99.1, page 1

1.           We note the measure Immersion Corporation standalone Non-GAAP stockholders’ equity, which excludes the portion of Barnes & Noble Education’s net loss that is attributable to Immersion stockholders. As a result, this measure appears to substitute an individually tailored recognition method for those of GAAP. Please explain how you considered the guidance in Question 100.04 of the non-GAAP C&DIs or remove the measure.

The Company respectfully acknowledges the Staff’s comment and confirms it will no longer present this measure in future filings.

Form 8-K/A furnished August 26, 2024

Item 9.01. Financial Statements and Exhibits, page 2

2.           You state the unaudited pro forma combined financial information for the year ended December 31, 2023 is attached as Exhibit 99.2. While such information is included in this Exhibit for the six months ended June 30, 2024, the information for year ended December 31, 2023 is not. Please amend to include this information or advise. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has filed an amendment to the Form 8-K/A furnished August 26, 2024 to comply with the Staff’s comment.

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,
/s/ Claudia B. Dubón
Claudia B. Dubón

Cc:         Eric Singer, Chief Executive Officer

              J. Michael Dodson, Chief Financial Officer